December 14, 2007

VIA EDGAR CORRESPONDENCE

James O’Connor, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares, Inc. (the “Registrant”)
Post-Effective Amendment No. 35 to the Registration Statement Filed on July 19, 2007
Securities Act File No. 33-97598; Investment Company Act File No. 811-09102

Dear Mr. O’Connor:

This letter responds to comments on the above-referenced Post-Effective Amendment with respect to the iShares MSCI Japan Small Cap Index Fund (the “Fund”) that you provided in a telephone conversation with the undersigned on September 11, 2007.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Post-Effective Amendment.

Comment No. 1:    Please confirm whether the Fund will use any derivatives in seeking to track its Underlying Index.

Response:    Consistent with its investment strategy, the Fund may use derivatives if the Fund’s portfolio managers believe doing so will enable the Fund to better track its Underlying Index.

Comment No. 2:    Please confirm that the creation baskets and redemption baskets on a given day will, in each case, represent a pro rata share of the Fund’s portfolio.

Response:    The creation baskets and the redemption baskets on each day may be different from each other, but in each case, will represent a representative sample of the Fund’s portfolio (which may reflect permitted optimization by the Fund).

Comment No. 3:    Please confirm that interest expense and taxes, any brokerage expenses, future distribution fees or expenses, and extraordinary expenses are less than .01% of the Fund’s assets.

Response:    At this time, it is expected that interest expense and taxes, any brokerage expenses, future distribution fees or expenses, and extraordinary expenses will be less than .01% of the Fund’s average daily net assets.

Comment No. 4:    Please include a footnote to the fee and expense table or an adjacent statement thereto that an Authorized Participant will be subject to transaction fees, with a cross-reference to the section discussing such fees. Please also reflect the transaction fees in the expense examples.

Response:    The prospectus discloses the transaction fees charged to Authorized Participants in the subsection entitled “Shareholder Information — Transaction Fees.” Only Authorized Participants that purchase and redeem Creation Units directly with the Fund pay transaction fees to the Fund. Since most shareholders do not transact directly with the Fund when purchasing or redeeming shares and therefore are not charged transaction fees, the Fund believes that a cross-reference to such section and the inclusion of such fees in the expense examples may be confusing to shareholders.

Comment No. 5:    Please explain the meaning of “approximating the holdings of the Fund” in the last sentence of the first paragraph under the subsection entitled “Shareholder Information — Creations and Redemptions” in the prospectus. Please also add disclosure stating that the creation and redemption baskets will correspond pro rata to the securities held by the Fund.

Response:    Please see response to Comment No. 2. The following sentence has been added as the last sentence of the first paragraph under the “Shareholder Information - Creations and Redemptions” subsection: “To the extent practicable, the composition of such portfolio generally corresponds pro rata to the holdings of the Fund.”

Comment No. 6:    Please revise the last sentence of the second paragraph under the section entitled “Portfolio Holdings Information” in the Statement of Additional Information (“SAI”) to state that the information disseminated will reflect the Fund’s holdings at the opening of trading on each business day.

Response:    We have not made any revisions to such disclosure, as we believe the current disclosure is accurate and appropriate.

Comment No. 7:    Please revise the first sentence of the subsection entitled “Purchase and Issuance of Creation Unit Aggregations — Fund Deposit” (currently entitled, “Creation and Redemption of Creation Units — Fund Deposit”) in the SAI to clarify that a creation basket will represent a pro rata share of the Fund’s portfolio, which in turn will be an optimized representation of the Fund’s Underlying Index. Please also clarify in the third paragraph of such subsection that the creation and redemption baskets will change in line with the Fund’s portfolio.

Response:    See response to Comment No. 2. We have revised the first sentence of the third paragraph to state: “The identity and number of shares of the Deposit Securities change pursuant to changes in the composition of a Fund’s portfolio and as rebalancing adjustments and corporate action events are reflected from time to time by BGFA with a view to the investment objective of the Fund.”

Comment No. 8:    Please represent that the Fund will comply with all of the terms and conditions of the exemptive order upon which it relies.

Response:    The Fund has authorized us to represent that it intends to comply with all of the terms and conditions of iShares Trust’s most recent exemptive order relating to exemptive relief for index funds.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck

Elliot J. Gluck

cc:	Adam Mizock, Esq.
Kevin Smith, Esq.
Benjamin J. Haskin, Esq.